TEACHERS PERSONAL INVESTORS SERVICES, INC.

730 Third Avenue

New York, NY 10017

(212) 490-9000

March 12, 2008

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	TIAA-CREF U.S. Real Estate Fund I, L.P. Pre-Effective Amendment No. 4 to Registration Statement on Form S-11 (as amended, the “Registration Statement”) (File No. 333-141315)

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned, as principal underwriter, hereby joins a request by TIAA-CREF U.S. Real Estate Fund I, L.P. to accelerate the effective date of the above-captioned Registration Statement for units of limited partnership interest to 9:30 a.m., Washington, D.C. time, or as soon thereafter as reasonably practicable, on Friday, March 14, 2008.

Very truly yours,

TEACHERS PERSONAL INVESTORS SERVICES, INC.
By:	/s/ Jeffrey Margolis
Name: Jeffrey Margolis
Title: President